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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jack V. Butterfield Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Jackson St Suite 100
(No. and Street)

Jackson	Mi	49201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Robidoux 517-787-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan
(Name – *if individual, state last, first, middle name*)

2425 E Grand River	Lansing	Mi	48912-3291
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant PCAOB 1063
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jack V. Butterfield Investment Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE SWIATLOWSKI
NOTARY PUBLIC, STATE OF MI
COUNTY OF JACKSON
MY COMMISSION EXPIRES Apr 22, 2020
ACTING IN COUNTY OF Jackson

Signature

President

Title

Aimee Swiatlowski

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jack V. Butterfield Investment Company

We have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Company as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Jack V. Butterfield Investment Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for determination of reserve requirements and information for possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation of Focus Report to Annual Audit has been subjected to audit procedures performed in conjunction with the audit of Jack V. Butterfield Investment Company's financial statements. The supplemental information is the responsibility of Jack V. Butterfield Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information identified above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maney Costerisan PC

March 9, 2017

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 266,166
Cash-Reserve Account	235,088
Investments	338,672
Deposits with Clearing Organizations (Cash)	50,000
Accounts Receivable - commission	261,464
Prepaid Expenses	11,872
Total current assets	1,163,262
PROPERTY AND EQUIPMENT:	
Leasehold improvements	71,565
Furniture and fixtures	59,641
	131,206
Less: Accumulated depreciation	106,641
Total property and equipment	24,565
TOTAL ASSETS	$ 1,187,827

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Payable to Customers	$ 17,000
Accounts Payable	17,582
Accrued Expenses	56,393
Stockholders distribution payable	650,223
Total current liabilities	741,198
STOCKHOLDER'S EQUITY:	
Common Stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	437,064
	446,629
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,187,827

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

INCOME:	
Commissions - stock	$ 669,500
Commissions - mutual funds	1,393,261
Commissions - managed accounts	197,509
Commissions - variable annuities	340
Profits - sale of securities	6,807
Interest and Dividends	413
Miscellaneous income	$16,736
TOTAL INCOME	2,284,566
EXPENSES:	
Officer's Salaries	245,000
Commissions	228,283
Clerical and Administrative employees	756,134
Clearance paid to Brokers	56,832
Communications	16,368
Occupancy and Equipment	94,989
Promotion Costs	33,185
Data Processing Costs	35,168
Regulatory fees and expenses	27,630
Other Expenses	67,426
TOTAL EXPENSES	1,561,015
NET INCOME	$ 723,551
Earnings per share of Common Stock	$ 75.65

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	COMMON STOCK		RETAINED	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	EARNINGS	EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 363,736	$ 373,301
Add: Net Income for the year			723,551	723,551
Less: S-distributions			(650,223)	(650,223)
Balance - End of year	9,565	$ 9,565	$ 437,064	$ 446,629

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 723,551
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	37,767
Purchase of Certificates of Deposit	(1,370)
(Increase) decrease in:	
Accounts receivable	(91,833)
Prepaid expenses	(277)
Increase (decrease) in:	
Accounts payable	15,848
Accrued liabilities	(21,310)
Net cash provided by operating activities	662,376
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(45,133)
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES	(45,133)
CASH FLOWS FROM FINANCING ACTIVITIES:	
S-distributions paid	(765,560)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(148,317)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	699,571
CASH AND EQUIVALENTS AT END OF YEAR	$ 551,254
SUPPLEMENTAL DISCLOSURES:	
Income taxes paid-City	$ 8,181

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission. The company is also a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company operates one office and serves primarily the Jackson, Michigan and surrounding area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis. There was no material difference between trade and settlement date basis.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

The Company maintains two reserve accounts for the benefit of its customers pursuant to SEC Rule 15c3-3. The funds in these accounts may not be used as a security for a loan and are not subject to any right, charge, security interest, lien, or claim of any kind by the bank.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary at this time.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using straight-line and accelerated methods over the useful lives of the related assets.

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5-7 Years
Original leasehold improvements	40 years

Depreciation expense for the year was $37,767.

Note 1 –Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2016 were $31,409.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 2.16 to 1. The Company had adjusted net capital at that date of $334,924 which exceeds the required net capital of $250,000.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settled within 30 days. Commission rates earned are a maximum of 5%.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate of stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreement.

RBC Correspondent Services and American Funds Account for over 90% of our Commission Income.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Liabilities subordinated to claims of general creditors

We do not have any liabilities subordinated to claims of general creditors.

Subsequent Events

Management has evaluated subsequent events through March 9, 2017 which is the date the financial statements were available to be issued.

Note 2 - Rents and Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party on a month-to-month basis at a cost of approximately $2,311 per month. The sole stockholder of the Company is a member of the related party that owns the building. Rent expense for the year ended December 31, 2016 was $26,383.

The Company owed the stockholders $650,223 as of year-end. The amount is payable on demand and bears no interest. It is anticipated that this amount will be paid over the course of the coming year.

Note 3 - Fair Value Measurement

Accounting standards establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Investments consist of certificates of deposit amounting to $338,672 which are valued using level 2 inputs including pricing models maximizing the use of observable inputs for similar securities. This includes basing the value on yield currently available on comparable securities with similar credit ratings.

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2016, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 6 – Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all full time employees who have completed three months of service. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2016, the Company contributed $130,000 to the plan.

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total ownership equity from Statement of Financial Condition		$ 446,629
Deduct ownership equity not allowable for Net Capital		( )
Total ownership equity qualified for Net Capital		446,629
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions or allowable credits		0
Total capital and allowable subordinated liabilities		$ 446,629
Deductions and/or charges:		
Non-allowable assets		
Furniture and Fixtures net of depreciation	$ 24,565	
Prepaid Expenses	11,872	
Accrued Commissions (Longer than 30 days)	73,328	
Total Non-allowable assets:	109,765	
Secured demand not delinquency	0	
Commodity futures contracts and spot commodities-propietary capital charges	0	
Other deductions and/or charges	0	
Total Deductions and/or charges:		(109,765)
Net capital before haircuts on securites:		$ 336,864
Haircuts on securities:		
Contractual securities commitments		
Subordinated securities borrowings		
Bankers' acceptances, certificates of deposit and commercial paper	1,919	
US government agency and Canadian government obligations		
State and Municipal government obligations		
Corporate obligations		
Stocks and warrants		
Undue concentration		
Other Securities	21	
Total Haircuts:	1,940	(1,940)
Net Capital:		$ 334,924

Jack V. Butterfield Investment Company
Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2016

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$	48,223
Minimum dollar net capital required of reporting broker or dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	84,924
Excess net capital less greater of 120% minimum dollar net capital or 10% of Aggregate Indebtedness	$	34,924

Computation of Aggregate Indebtedness

Aggregate Indebtedness		
Payable to Customers	$	17,000
Accounts Payable	$	17,582
Accounts Payable	$	56,393
Other (Dividend Payable)	$	650,223
Total Aggregate Indebtedness		741,198
Add:		
Other		0
Deduct:		
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)	(	17,850)
Total Aggregate Indebtedness		723,348
Percentage of aggregate indebtedness to net capital	%	215.97
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	%	215.97

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

Credit Balances:		
Free credit balances and other credit balances in customer securities accounts	$ 17,000	
Monies borrowed collateralized by securities carried for accounts of customers	0	
Monies payable against customers securities loaned	0	
Customer's securities failed to receive	0	
Credit balances in firm accounts which are attributable to principal sales to customers	0	
Market value of stock dividends, stock splits, and similar distributions	0	
Market value of short security count differences over 30 calendar days	0	
Market value of short securities and credits in all suspense accounts	0	
Market value of securities which are in transfer in excess of 40 calendar days	0	
Other	0	
Total Credit Balances:		$ 17,000
Debit Balances:		
Debit balances in customer cash and margin accounts	$ 0	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	
Failed to deliver of customers' securities not older than 30 calendar days	0	
Other	0	
Total Debit Balances		$ 0
Reserve Computation:		
Excess of total debit over total credits		0
Excess of total credits over total debits		$ 17,000
If calculation is monthly 105% of excess of total credits over total debits		17,850
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period		235,088
Amount of deposit or withdrawal	Date	0
New amount in reserve account		$ 235,088

Frequency of Computation

Monthly

* There are no material differences between unaudited computation and above computation

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2016

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession or control as of the report date (for which instructions to reduce possession or control had been issued as of report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	N/A
Number of items		N/A

The system and procedures utilized on complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes

Jack V. Butterfield Investment Company

Reconciliation of Focus report to the annual audit

As of December 31, 2016

	Focus	Changes	Audited
Balance Sheet:			
Assets:			
Receivables-clearing organizations	188,136	73,328	261,464
Total Assets non-allowable	36,437	73,328	109,765
Total Assets	1,114,499	73,328	1,187,827
Ownership Equity:			
Retained Earnings	363,736	73,328	437,064
Total Ownership Equity	373,301	73,328	446,629
Statement of Income (Loss)			
Income:			
Revenue from sale of Investment Company Shares	1,319,933	73,328	1,393,261
Net Income:	650,223	73,328	723,551
Computation of Net Capital			
Total Ownership Equity	373,301	73,328	446,629
Non-allowable assets	36,437	73,328	109,765

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jack V. Butterfield Investment Company

We have examined management's statements, included in the accompanying Jack V. Butterfield Investment Company Compliance Report, that

(1) Jack V. Butterfield Investment Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016;

(2) Jack V. Butterfield Investment Company's internal control over compliance was effective as of December 31, 2016;

(3) Jack V. Butterfield Investment Company's was in compliance with 17 C.F.R. §240.15c3-3(e) as of December 31, 2016; and

(4) The information used to state that Jack V. Butterfield Investment Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Jack V. Butterfield Investment Company's books and records.

Jack V. Butterfield Investment Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Jack V. Butterfield Investment Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Jack V. Butterfield Investment Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Jack V. Butterfield Investment Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Jack V. Butterfield Investment Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Jack V. Butterfield Investment Company complied with 17 C.F.R. §§240.15c3-1 and240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Jack V. Butterfield Investment Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Jack V. Butterfield Investment Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Jack V. Butterfield Investment Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Jack V. Butterfield Investment Company's statements referred to above are fairly stated, in all material respects.

Maney Costerisan PC

March 9, 2017

Jack V. Butterfield Investment Company's Compliance Report

Jack V. Butterfield Investment Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3) , the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5 .

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended 12/31/2016

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended 12/31/2016

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended 12/31/2016 and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Jack V. Butterfield Investment Company

I, John C. Butterfield, swear (or affirm) that, to my best knowledge and belief, this compliance report is true and correct.

By: 

Title:President

02/09/2017

P.O. Box 4057
Jackson, MI 49204
517/787-2430

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Jack V. Butterfield Investment Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Jack V. Butterfield Investment Company and SIPC, solely to assist you and the other specified parties in evaluating Jack V. Butterfield Investment Company's compliance with the applicable instructions of Form SIPC-7. Jack V. Butterfield Investment Company's management is responsible for Jack V. Butterfield Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and financial statements supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

March 9, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2293********************MIXED AADC 220
12454 FINRA DEC
JACK V BUTTERFIELD INVESTMENT
100 S JACKSON ST STE 100
JACKSON MI 49201-2252

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) $ 2,038.92

B. Less payment made with SIPC-6 filed (exclude interest) (984.76)
7/8/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,054.16

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1054.16

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 1,054.16

H. Overpayment carried forward $( )

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jack V. Butterfield Inv Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12 day of JANUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 2,211,239
2b Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	0
(2) Net loss from principal transactions in securities in trading accounts	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	1,333,656
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	56,832
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts	1,369
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	48
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	3,765

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		1,395,670
2d SIPC Net Operating Revenues		$ 815,569
2e General Assessment @ .0025		$ 2,038.92

(to page 1, line 2.A.)